wescast industries inc.

WESCAST AND LINAMAR ANNOUNCE
WESLIN OWNERSHIP CHANGES

BRANTFORD AND GUELPH, Ontario March 10, 2004 – Wescast Industries Inc. (Nasdaq: WCST; TSX:WCS.A) today announced its intention to sell its 50% interest in Weslin Industries Inc. to Linamar Corporation (TSX:LNR), pursuant to the terms of a joint venture agreement between the parties.

Negotiations between the parties are ongoing, with a view to completing the transaction within the next few months. The parties are following a process set out in the joint venture agreement. Both parties are committed to their ongoing support of customers and the operations, pending completion of the transaction.

Since negotiations are ongoing, neither party will respond to inquiries or make any further comment until the terms of the transaction have been settled.

Weslin Industries Inc. is a European joint venture operation between Wescast Industries Inc. and Linamar Corporation and was established in 1999 for the sales, design, and manufacture of iron automotive castings for the European market. Linamar Corporation is a global manufacturer of precision-machined components, assemblies, and castings primarily for the automotive industry. Wescast Industries Inc. is a world leader in manufacturing iron exhaust manifolds for the light vehicle and truck industry. Both companies are headquartered in southwestern Ontario.

For further information please contact:

Mr. Ray Finnie                                                                       Linda Hasenfratz
President & CEO                                                                   President and CEO
Wescast Industries Inc.                                                           Linamar Corporation
(519) 750-0000                                                                      (519) 836-7550

Forward Looking Statements

Wescast Industries Inc. and Linamar Corporation and their respective representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in their filings with applicable Securities Commissions and in reports to their stockholders.  These statements may be identified by words such as "believe,” "anticipate," "project,” “expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that they expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied.  These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast and Linamar’s publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission.  Wescast and Linamar undertake no obligation to update any of these forward-looking statements.